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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                                DSI TOYS, INC.
         -----------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
         -----------------------------------------------------------
                        (Title of Class of Securities)

                                 232968 10 7
         -----------------------------------------------------------
                                (CUSIP Number)

                               E. Thomas Martin
                                  MVII, LLC
                                1432 Higuera
                      San Luis Obispo, California 93401
                                (805) 545-7900
         -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                April 5, 2002
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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-------------------------------
CUSIP NO. 232968 10 7
-------------------------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E. THOMAS MARTIN
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)     [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
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                    7    SOLE VOTING POWER
NUMBER OF
                         6,644,323(1)
SHARES              -----------------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY
                         1,271,330(2)(3)
OWNED BY            -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
EACH
                         6,644,323(1)
REPORTING           -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,915,653(1)(2)(3)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.6%
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14   TYPE OF REPORTING PERSON

     IN
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(1) Includes 650,085 shares of Common Stock held by direct record ownership including stock options to purchase an aggregate of 10,000 shares of Common Stock at $3.125 per share exercisable at any time, and 5,994,238 shares of Common Stock held directly by MVII, LLC, a California limited liability company ("MVII"), of which 76.29% of the membership interests are owned by Mr. Martin and his wife, Noreen Martin, as community property.
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(2) Includes 725,122 shares of Common Stock owned by certain shareholders of the Company that are subject to the Primary Voting Agreement (as defined herein) with MVII, including stock options held by certain shareholders to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share and 20,000 shares of Common Stock at $3.125 per share exercisable at any time.

(3) Includes 546,208 shares of Common Stock owned by Reiling (as defined herein) that are subject to the Reiling Voting Agreement (as defined herein) with MVII, including stock options held by Reiling to purchase an aggregate of 10,000 shares of Common Stock at $3.49 per share exercisable at any time.
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     This Amendment No. 2 (this "Amendment") amends and supplements the
Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of DSI Toys, Inc., a Texas corporation (the "Company") previously filed on April 21, 1999 by E. Thomas Martin ("Martin"), and as amended on January 21, 2000.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended as follows:

     Martin used personal funds to finance the Matlock Acquisition (as defined herein) and the Market Acquisitions (as defined herein) described in
Item 5 below.

     MVII used company funds in connection with the issuance and exercise of the Investment Warrant (as defined herein) described in Item 5 below.

         Davis used personal funds to finance the Davis Acquisitions (as defined herein) described in Item 5 below.

         Reiling used personal funds to finance the Reiling Acquisition (as defined herein) described in Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended as follows:

     On January 7, 2000, the Company acquired all of the issued and outstanding shares of common stock of Meritus Industries, Inc., a New Jersey corporation ("Meritus"), pursuant to a merger in which Meritus merged with and into the Company (the "Merger"). Under the terms of the Merger, Walter and Susan Reiling (collectively, "Reiling") received 503,226 shares of Common Stock at the closing of the Merger. In addition, up to 96,774 shares of Common Stock were payable on a deferred basis by the Company to Reiling upon satisfaction of certain post-closing conditions pursuant to the terms and conditions of a Closing and Holdback Agreement between the Company, Meritus, Meritus Industries, Ltd. ("Industries"), and Reiling (the "Holdback Agreement"). Of the possible 96,774 shares of Common Stock payable to Reiling pursuant to the Holdback Agreement, 29,982 shares were actually paid by the Company to Reiling on February 10, 2000 (the "Holdback Shares"). Such 29,982 Holdback Shares are subject to the terms and conditions of that certain Shareholders' and Voting Agreement dated January 7, 2000 by and among the Company, MVII and Reiling (the "Reiling Voting Agreement"), pursuant to which MVII has the shared power to vote all of the shares of Common Stock owned by Reiling.

     In December 2000, Martin purchased an aggregate of 127,964 shares of Common Stock from Joseph N. Matlock ("Matlock") at a price of $2.25 per share (the "Matlock Acquisition"). Martin acquired 98,625 of such shares of Common Stock from Matlock on December 15, 2000 and Martin acquired 29,339 of such shares of Common Stock from Matlock on December 29, 2000.

     On March 19, 2001, the Company issued to MVII an Investment Warrant (herein so called) to acquire 1.8 million shares of Common Stock at a purchase price of $2.7 million. The Investment Warrant was exercisable in whole on in part for a ten-year period beginning June 3, 2002, and was subject to certain anti-dilution provisions. Proceeds from the sale of the Investment Warrant were used by the Company for working capital. On January 31, 2002, at the request of NASDAQ and with the agreement of MVII, the Company issued an amended and restated Investment Warrant which did not contain any anti-dilution provisions. On August 21, 2002, MVII exercised the Investment Warrant in its entirety and received 1.8 million shares of Common Stock in exchange therefor.

     From April 6, 2001 through May 29, 2002, Martin acquired an aggregate of 80,700 shares of Common Stock on the open market as follows: (i) Martin acquired 50,000 shares of Common Stock at $1.25 per share on April 6, 2001;
(ii) Martin acquired 3,000 shares of Common Stock at $1.48 per share on May 15, 2001; (iii) Martin acquired 10,000 shares of Common Stock at $1.05 per share on August 27, 2001; (iv) Martin acquired 10,000 shares of Common Stock at $1.025 per share on September 17, 2001; (v) Martin acquired 2,000 shares of Common Stock at $1.05 per share on September 18, 2001; (vi) Martin acquired 2,000 shares of Common Stock at $1.10 per share on September 21, 2001; (vii) Martin acquired 1,000 shares of Common Stock at $1.05 on September 24, 2001; (viii) Martin acquired 1,000 shares of Common Stock at $1.10 per share on September 27, 2001; (ix) Martin acquired 1,000 shares of Common Stock at $1.05 per share on October 2, 2001; and (x) Martin acquired 700 shares of Common Stock at $.65 per share on May 29, 2002 (collectively, the "Market Acquisitions").

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     From April 9, 2001 through May 17, 2002, M.D. Davis ("Davis"), a party to that certain Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company, MVII and certain shareholders of the Company (the "Primary Voting Agreement"), acquired an aggregate of 16,000 shares of Common Stock on the open market as follows: (i) Davis acquired 100 shares of Common Stock at $1.38 per share on April 9, 2001; (ii) Davis acquired 500 shares of Common Stock at $1.10 per share on April 12, 2001; (iii) Davis acquired 900 shares of Common Stock at $1.22 per share on April 18, 2001; (iv) Davis acquired 400 shares of Common Stock at $1.02 per share on April 18, 2001; (v) Davis acquired 100 shares of Common Stock at $1.12 per share on April 18, 2001; (vi) Davis acquired 750 shares of Common Stock at $1.26 per share on April 19, 2001; (vii) Davis acquired 150 shares of Common Stock at $1.14 per share on April 19, 2001; (viii) Davis acquired 100 shares of Common Stock at $1.22 per share on April 19, 2001;
(ix) Davis acquired 1,000 shares of Common Stock at $1.10 per share on May 4, 2001; (x) Davis acquired 100 shares of Common Stock at $1.10 per share on July 27, 2001; (xi) Davis acquired 900 shares of Common Stock at $1.15 per share on July 27, 2001; (xii) Davis acquired 1,000 shares of Common Stock at $1.10 per share on September 24, 2001; and (xiii) Davis acquired 10,000 shares of Common Stock at $0.60 per share on May 17, 2002, (collectively, the "Davis Acquisitions").

        On February 28, 2002, Reiling acquired 3,000 shares of Common Stock on the open market at $.61 per share (the "Reiling Acquisition").

     Accordingly, at the conclusion of the above transactions, Martin has the sole power to vote and the sole power to dispose of 6,644,323 shares of Common Stock, which includes 650,085 shares of Common Stock held by direct record ownership and includes 5,994,238 shares of Common Stock held directly by MVII. Under the terms of the Primary Voting Agreement, MVII has the shared power to vote 725,122 shares of Common Stock (including options held by certain shareholders of the Company to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share and 20,000 shares of Common Stock at $3.125 per share exercisable at any time), and under the terms of the Reiling Voting Agreement, MVII has the shared power to vote 546,208 shares of Common Stock (including options held by Reiling to purchase an aggregate of 10,000 shares of Common Stock at $3.49 per share exercisable at any time). Therefore, Martin beneficially owns 7,915,653 shares of Common Stock by virtue of his record ownership, his controlling interest in MVII, the Primary Voting Agreement to which MVII is a party, and the Reiling Voting Agreement to which MVII is a party, representing, in the aggregate, 72.6% of the outstanding Common Stock of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed with this Amendment:

     Exhibit 1. Primary Voting Agreement dated April 15, 1999, among the Company, MVII and certain shareholders of the Company (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by the parties to the Primary Voting Agreement on June 10, 1999).

     Exhibit 2. Agreement and Plan of Merger dated as of October 7, 1999 by and among Meritus, Industries, Reiling, and the Company (incorporated by reference to Exhibit 10.45 contained in the Company's Quarterly Report on Form 10-Q filed
                    December 15, 1999).

     Exhibit 3. Closing and Holdback Agreement dated January 7, 2000 by and among Registrant, Meritus, Industries and Reiling (incorporated by reference to Exhibit 2 contained in the Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

     Exhibit 4. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

     Exhibit 5. Amended and Restated Investment Warrant dated January 31, 2002, between the Company and MVII (incorporated by reference to Exhibit 4.8 contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
                    2001).

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 21, 2002                  /s/ E. Thomas Martin
                                        -----------------------------------
                                        E. Thomas Martin


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                                EXHIBIT INDEX

EXHIBIT                DESCRIPTION

Exhibit 1. Primary Voting Agreement dated April 15, 1999, among the Company, MVII and certain shareholders of the Company (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by the parties to the Primary Voting Agreement on June 10, 1999).

Exhibit 2. Agreement and Plan of Merger dated as of October 7, 1999 by and among Meritus, Industries, Reiling, and the Company (incorporated by reference to Exhibit 10.45 contained in the Company's Quarterly Report on Form 10-Q filed December 15, 1999).

Exhibit 3. Closing and Holdback Agreement dated January 7, 2000 by and among Registrant, Meritus, Industries and Reiling (incorporated by reference to Exhibit 2 contained in the Statement on
               Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

Exhibit 4. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

Exhibit 5.     Amended and Restated Investment Warrant dated January 31,
               2002, between the Company and MVII (incorporated by reference to Exhibit 4.8 contained in the Company's Annual Report on
               Form 10-K for the fiscal year ended December 31, 2001).